Mail Stop 4561

July 2, 2008

William D. Humes
Executive Vice President
  and Chief Financial Officer
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705

> **Re:** **Ingram Micro Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-12203**

Dear Mr. Humes:

   We have reviewed your response letter dated June 4, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 16, 2008.

Form 10-K for the Fiscal Year Ended December 29, 2007

Notes to Consolidated Financial Statements, page 45

Note 2 – Significant Accounting Policies, page 45

Cash and Cash Equivalents, page 46

1.   Your response to prior comment number 1 indicates that you would not object to reclassifying the book overdraft from financing activities to operating activities in future filings. If future filings are revised to show this reclassification, please confirm that your reclassification footnote will include disclosures that will provide sufficient information to show the effects on amounts previously reported

and as reclassified. Alternatively, the Staff will not object to your current classification, if future filings are revised to include a separate line item on the face of the balance sheet to present an obligation to the financial institutions (e.g., due to banks) in accordance with Rules 5-02(19)(a)(1) and 20 of Regulation S-X. Furthermore, the overdraft footnote disclosure should be expanded to clearly indicate that the bank is not obligated, either explicitly or implicitly, to honor the liability.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief